UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 14, 2015

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated May 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 14, 2015	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY CORPORATION REPORTS

FIRST QUARTER 2015 RESULTS

Highlights

•	First quarter 2015 total consolidated cash flow from vessel operations(1) of $320.9 million, an increase of 21 percent from the same period of the prior year.

•	First quarter 2015 adjusted net income attributable to shareholders(2) of $15.7 million, or $0.22 per share, compared to $3.5 million, or $0.05 per share, in the same period of the prior year.

•	First quarter 2015 Teekay Parent free cash flow(3) of $31.5 million, or $0.43 per share, compared to $21.1 million, or $0.30 per share, in the same period of the prior year.

•

Knarr FPSO unit achieved first oil in mid-March 2015 and commenced its charter contract at partial rate; the sale of the Knarr FPSO to Teekay Offshore is expected to be completed in the second quarter of 2015.

•	Teekay expects to implement its new dividend policy in the second quarter of 2015, with an initial increase of approximately 75 percent to $0.55 per share, or $2.20 per share annualized.

•

Consolidated liquidity of approximately $1.2 billion as at March 31, 2015, giving pro-forma effect to Teekay Offshore’s preferred unit offering completed in April 2015 and Teekay LNG’s Norwegian bond offering completed in May 2015.

Hamilton, Bermuda, May 14, 2015 - Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported adjusted net income attributable to shareholders(2) of $15.7 million, or $0.22 per share, compared to $3.5 million, or $0.05 per share, for the quarters ended March 31, 2015 and 2014, respectively. Adjusted net income attributable to shareholders excludes a number of specific items that had the net effect of increasing the GAAP net loss by $25.5 million, or $0.35 per share, and $4.0 million, or $0.06 per share, for the quarters ended March 31, 2015 and 2014, respectively, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, a net loss attributable to shareholders of $9.8 million, or $0.13 per share, compared to $0.5 million, or $0.01 per share, for the quarters ended March 31, 2015 and 2014, respectively. Net revenues(4) for the first quarter of 2015 increased to $520.2 million, compared to $471.5 million for the same period of the prior year.

On April 2, 2015, the Company declared a cash dividend on its common stock of $0.31625 per share for the quarter ended March 31, 2015. The cash dividend was paid on April 30, 2015 to all shareholders of record on April 17, 2015.

“Teekay Parent’s strong free cash flow in the first quarter was largely due to the expected Banff FPSO contract rate step-up effective January 1, 2015 and the Knarr FPSO achieving first oil and commencing its charter contract at partial rate with BG in mid-March 2015, which is expected to increase further with a higher contribution from the Knarr FPSO in the second quarter of 2015,” commented Peter Evensen, Teekay Corporation’s President and Chief Executive Officer. “Our daughter entities also reported strong results during the quarter with Teekay Offshore and Teekay LNG both posting strong cash flows and distribution coverage and Teekay Tankers achieving the strongest cash flows in the last six years.”

“We have continued to make steady progress on the Knarr FPSO commissioning process, including successfully discharging the FPSO’s first cargo to one of Teekay Offshore’s shuttle tankers, and are now in the final phase towards reaching full charter rate,” Mr. Evensen continued. “Subject to the unit completing certain operational tests and commencement of the full charter rate, we expect to complete the sale of the Knarr FPSO to Teekay Offshore in the second quarter of 2015.”

Mr. Evensen added, “We expect to implement the new Teekay Parent dividend policy in the second quarter of 2015 with an initial quarterly dividend increase of approximately 75 percent to $0.55 per share, or $2.20 per share annualized, payable in July 2015, with future increases linked to the growth in the dividend cash flows we receive from our daughter entities. With a robust project pipeline of approximately $6.7 billion of committed growth projects at Teekay Offshore and Teekay LNG and with both partnerships continuing to pursue new growth opportunities, Teekay Parent is expected to achieve strong future free cash flow and dividend growth.”

- more -

(1)

Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

(2)

Adjusted net income attributable to shareholders of Teekay is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP and for information about specific items affecting net loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(3)

Teekay Parent free cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of companies. Please refer to Appendix D to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

(4)

Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

- more -

Operating Results

The following tables highlight certain financial information for each of Teekay’s four publicly-listed entities: Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK) and Teekay Parent (which excludes the results attributed to Teekay Offshore, Teekay LNG and Teekay Tankers). A brief description of each entity and an analysis of its respective financial results follow the tables below. Please also refer to the “Fleet List” section below and Appendix B to this release for further details.

	Three Months Ended March 31, 2015
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues(1)	228,394	97,008	100,044	118,151	(23,405)	520,192
Vessel operating expense	(74,034)	(21,634)	(22,441)	(66,094)	—	(184,203)
Time-charter hire expense	(6,983)	—	(15,003)	(28,827)	25,886	(24,927)
Depreciation and amortization	(53,604)	(23,569)	(13,672)	(21,859)	—	(112,704)

CFVO - Consolidated(2)(3)(4)	127,807	72,705	53,976	3,807	(27)	258,268
CFVO - Equity Investments(5)	8,854	46,304	4,176	3,226	27	62,587
CFVO - Total	136,661	119,009	58,152	7,033	—	320,855

	Three Months Ended March 31, 2014
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues(1)	225,780	100,157	60,320	111,749	(26,524)	471,482
Vessel operating expense	(88,130)	(24,256)	(22,794)	(66,006)	—	(201,186)
Time-charter hire expense	(11,412)	—	(1,052)	(31,276)	27,448	(16,292)
Depreciation and amortization	(48,488)	(24,110)	(12,502)	(18,358)	—	(103,458)

CFVO - Consolidated(2)(3)(4)	108,149	71,434	33,282	(5,486)	—	207,379
CFVO - Equity Investments(5)	7,947	48,140	1,423	141	—	57,651
CFVO - Total	116,096	119,574	34,705	(5,345)	—	265,030

(1)

Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)

Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C and Appendix E of this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(3)

Excludes CFVO relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.

(4)

In addition to CFVO from directly owned vessels, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended March 31, 2015 and 2014, Teekay Parent received dividends and distributions from Teekay LNG, Teekay Offshore and Teekay Tankers totaling $45.3 million and $43.3 million, respectively. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.

(5)

CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. Please refer to Appendix E of this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

- more -

Teekay Offshore Partners L.P.

Teekay Offshore is an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the offshore oil industry through its fleet of 63 offshore assets, including shuttle tankers, floating production, storage and offloading (FPSO) units, floating storage and offtake (FSO) units, units for maintenance and safety (UMS), long-distance towing and offshore installation vessels and conventional tankers. Teekay Offshore’s interests in these vessels range from 50 to 100 percent. Teekay Offshore also has the right to participate in certain other FPSO and vessel opportunities pursuant to the omnibus agreement with Teekay. Teekay Parent currently owns a 27.3 percent interest in Teekay Offshore (including the 2 percent sole general partner interest).

For the first quarter of 2015, Teekay Offshore’s quarterly distribution was $0.5384 per common unit. The cash distribution to be received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay Offshore totaled $18.1 million for the first quarter of 2015, as detailed in Appendix D to this release.

Cash flow from vessel operations from Teekay Offshore increased to $136.7 million in the first quarter of 2015, from $116.1 million in the same period of the prior year, primarily due to the acquisition of three long-distance towing and offshore installation vessels during the first quarter of 2015, the delivery of the Suksan Salamander FSO unit in August 2014, an increase in the charter rate for the Cidade de Rio das Ostras FPSO unit and an overall decrease in operating expenses. These increases were partially offset by lower shuttle tanker revenues as a result of the sale of the Navion Norvegia in October 2014 to a 50 percent-owned Teekay Offshore joint venture company for conversion into an FPSO unit, and the sale of the 1997-built Navion Svenita in March 2015 to a third party.

In 2015 to-date, Teekay Offshore, through its wholly-owned subsidiary ALP Maritime Services B.V. (ALP), has acquired four of the six modern on-the-water long-distance towing and offshore installation vessels which ALP agreed to acquire in October 2014 for approximately $220 million. ALP expects to take delivery of the remaining two vessels during the second quarter of 2015. Including these vessels and ALP’s four state-of-the-art long-distance towing and offshore installation newbuildings scheduled to deliver in 2016, ALP will become the world’s largest owner and operator of dynamic positioning towing and offshore installation vessels. All ten vessels will be capable of long-distance towing and offshore unit installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (FLNG) units and floating drill rigs.

In August 2014, Teekay Offshore took delivery of its first UMS, the Arendal Spirit, which has now arrived in Brazil and is expected to commence its three-year fixed-rate time-charter contract, plus extension options, with Petrobras in June 2015. Teekay Offshore has the option to defer the delivery of the remaining two UMS newbuildings by up to one year. Teekay Offshore intends to secure charter contracts for these two UMS newbuildings prior to their scheduled deliveries.

In early-May 2015, Teekay Offshore was awarded a two-year shuttle tanker contract of affreightment (CoA) with EnQuest PLC., which will service the Alma Galia field in the North Sea. The CoA is expected to start-up in July 2015 with the requirement for up to 15 roundtrip voyages per year.

Teekay LNG Partners L.P.

Teekay LNG provides liquefied natural gas (LNG), liquefied petroleum gas (LPG) and crude oil marine transportation services, generally under long-term, fixed-rate charter contracts, through its interests in 86 liquefied gas and conventional tanker assets, including LNG carriers, LPG carriers and conventional tankers. Teekay LNG’s interests in these vessels range from 20 to 100 percent. Teekay Parent currently owns a 33.5 percent interest in Teekay LNG (including the 2 percent sole general partner interest).

For the first quarter of 2015, Teekay LNG’s quarterly distribution was $0.70 per common unit. The cash distribution to be received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay LNG totaled $26.3 million for the first quarter of 2015, as detailed in Appendix D to this release.

- more -

Teekay LNG’s total cash flow from vessel operations, including cash flows from equity accounted vessels, was $119.0 million in the first quarter of 2015, compared to $119.6 million in the same period of the prior year. The slight decrease was primarily due to the sale of two 2000- and 2001-built conventional tankers and four older Exmar LPG BVBA (Exmar LPG) owned LPG carriers in 2014, a grounding incident and related disputed off-hire for the 52 percent-owned Magellan Spirit LNG carrier during the first quarter of 2015 and the scheduled expiration of the time-charter contract for the 52 percent-owned Methane Spirit LNG carrier in mid-March 2015. These decreases were partially offset by the acquisition of the Norgas Napa LPG carrier in late-2014, higher revenues from Exmar LPG as a result of four newbuilding deliveries in 2014 and early-2015 and fewer scheduled drydockings and unscheduled off-hire days compared to the same period of the prior year.

In February 2015, Teekay LNG entered into an agreement with Daewoo Shipbuilding & Marine Engineering Co., Ltd. of South Korea for the construction of one additional 173,400 cubic meter LNG carrier newbuilding, for a total fully built-up cost of approximately $220 million, with options to order up to four additional vessels. This vessel, and any of these optional newbuildings, if exercised, will be constructed with M-type, Electronically Controlled, Gas Injection (MEGI) twin engines, which are designed to be significantly more fuel-efficient and have lower emission levels than engines currently used in LNG shipping. Teekay LNG intends to secure long-term contract employment for the ordered vessel prior to its scheduled delivery in the fourth quarter of 2018.

In January 2015, the Magellan Spirit LNG carrier, in which Teekay LNG has a 52 percent ownership interest through a joint venture with Marubeni Corporation (the Teekay LNG-Marubeni Joint Venture), was involved in a grounding incident. The vessel was subsequently refloated and returned to service with a majority of the costs of the grounding expected to be covered by insurance, less an applicable deductible. As a result of this incident, the charterer claimed 59 days of vessel off-hire during the first quarter of 2015, which in the view of the charterer, permitted the charterer to terminate the charter contract which it claimed to do effective in late-March 2015. The Teekay LNG-Marubeni Joint Venture has disputed both the charterer’s aggregate off-hire claims as well as the charterer’s ability to terminate the charter contract, which would have otherwise expired in September 2016. The Teekay LNG-Marubeni Joint Venture has obtained legal assistance in resolving this dispute.

In mid-March 2015, the charter contract for the Methane Spirit LNG carrier, which is also owned by the Teekay LNG-Marubeni Joint Venture, expired as scheduled.

The Teekay LNG-Marubeni Joint Venture has secured short-term employment, commencing in September 2015, for both the Magellan Spirit and the Methane Spirit at significantly lower charter rates and continues to seek medium-term to long-term employment.

Teekay Tankers Ltd.

Teekay Tankers is an international owner and operator of conventional crude oil and refined product tankers through its fleet of 33 conventional tankers, including direct ownership in Aframax tankers, Suezmax tankers, Long Range 2 (LR2) product tankers, Medium-Range (MR) product tankers and a 50 percent-owned Very Large Crude Carrier (VLCC), and 12 chartered-in conventional tankers. Of these 45 vessels, eight are employed on fixed-rate time-charters, generally ranging from one to three years in initial duration, with the remaining vessels trading in spot tanker pools. In addition, Teekay Tankers owns a minority interest of 9.3 percent in Tanker Investments Ltd. (TIL) (OSLO: TIL), which currently owns a fleet of 20 modern tankers, including six Suezmax tankers to be acquired in the second quarter of 2015. Based on its current ownership of Teekay Tankers Class A common stock and its ownership of 100 percent of the outstanding Class B stock, Teekay Parent currently owns a 25.5 percent economic interest in, and has voting control of, Teekay Tankers.

For the first quarter of 2015, Teekay Tankers declared a dividend of $0.03 per share. Based on its ownership of Teekay Tankers Class A and Class B shares, the dividend received by Teekay Parent totaled $0.9 million for the first quarter of 2015.

Cash flow from vessel operations from Teekay Tankers increased to $58.2 million in the first quarter of 2015, from $34.7 million in the same period of the prior year. The increase is primarily due to stronger average spot tanker rates earned in the first quarter of 2015 compared to the same period in the prior year, an increase in fleet size due to the acquisition of four LR2 product tankers and one Aframax tanker in the first quarter of 2015, the addition of ten in-chartered vessels during 2014 and higher equity income as a result of higher earnings from TIL due to stronger average spot tanker rates and commercial and technical management fees earned through Teekay Tankers’ 50 percent interest in the conventional tanker commercial management and technical management operations acquired from Teekay Parent (Teekay Operations) on August 1, 2014.

In the first quarter of 2015, Teekay Tankers completed the acquisition of four LR2 product tankers and one Aframax tanker for an aggregate purchase price of approximately $230 million. Teekay Tankers took delivery of these vessels in February and March 2015. All four LR2 product tankers are currently trading in the Taurus LR2 pool and the Aframax tanker is on voyage charter until vetting inspections are completed for joining the Teekay Aframax RSA.

- more -

During the first quarter of 2015, Teekay Tankers secured time charter-in contracts for one additional Aframax tanker and one additional LR2 product tanker, bringing Teekay Tankers’ total time chartered-in fleet to 12 vessels. The new time charter-in contracts have an average daily rate of $21,250 and firm contract periods of 24 months, with extension options. The time charter-in contract for the Aframax commenced in April 2015 and the LR2 contract is expected to commence in the second quarter of 2015.

Teekay Parent

In addition to its equity ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers, Teekay Parent directly owns four FPSO units (including the Petrojarl Knarr (Knarr) FPSO unit, which Teekay Offshore has agreed to acquire upon commencement of its charter contract at full rate) and one VLCC vessel. As at May 1, 2015, Teekay Parent also had six chartered-in conventional tankers (including four Aframax tankers owned by Teekay Offshore), two chartered-in LNG carriers owned by Teekay LNG, and three chartered-in FSO units and two shuttle tankers owned by Teekay Offshore.

For the first quarter of 2015, Teekay Parent generated cash flow from vessel operations of $7.0 million, compared to negative cash flow from vessel operations of $5.3 million in the same period of the prior year. The increase in cash flow is primarily due to the Banff FPSO unit recommencing operations under its time-charter contract in July 2014 after being off-hire for repairs following damage from a storm event in late-2011, a contract rate step-up for the Banff FPSO effective January 1, 2015, the commencement of the Knarr FPSO units charter contract at partial rate with BG Norge Limited (BG) in mid-March 2015 following the achievement of first oil and higher average spot tanker rates.

In mid-March 2015, the Knarr FPSO unit achieved first oil and commenced its charter contract with BG at partial rate. In December 2014, Teekay Offshore’s Board of Director’s approved the acquisition of the Knarr FPSO from Teekay Parent, subject to the unit completing certain operational tests and commencing its charter contract at full rate, which is expected to occur during the second quarter of 2015. Teekay Offshore’s purchase price for the Knarr, which is based on a fully built-up cost of approximately $1.25 billion, is expected to be financed through the assumption of an existing $780 million long-term debt facility, a combination of vendor financing from, and new Teekay Offshore common units to be issued to, Teekay Parent, and a portion of the approximately $121 million of net proceeds from Teekay Offshore’s preferred unit public offering completed in April 2015.

- more -

Fleet List

The following table summarizes Teekay’s consolidated fleet of 201 vessels as at May 1, 2015, including chartered-in vessels and vessels under construction but excluding vessels managed for third parties:

	Number of Vessels(1)
	Owned Vessels	Chartered- in Vessels	Newbuildings / Conversions	Total
Teekay Parent Fleet (2)(3)
Aframax Tankers (4)	—	2	—	2
VLCC Tanker	1	—	—	1
FPSO Units	4	—	—	4

Total Teekay Parent Fleet	5	2	—	7

Teekay Offshore Fleet (5)	52	2	9	63

Teekay LNG Fleet	56	3	27	86

Teekay Tankers Fleet (6)	33	12	—	45

Total Teekay Consolidated Fleet	146	19	36	201

(1)	Ownership interests in these vessels range from 20 percent to 100 percent.
(2)	Excludes two LNG carriers chartered-in from Teekay LNG.
(3)	Excludes two shuttle tankers and three FSO units chartered-in from Teekay Offshore.
(4)	Excludes four Aframax tankers chartered-in from Teekay Offshore.
(5)	Owned Vessels includes two long-distance towing and offshore installation vessels that Teekay Offshore agreed to acquire in October 2014, which are expected to deliver in the second quarter of 2015.
(6)	Chartered-in Vessels includes one chartered-in conventional tanker that is expected to deliver in the second quarter of 2015.

- more -

Liquidity

As at March 31, 2015, the Company had consolidated liquidity of $986.0 million (consisting of $684.5 million of cash and cash equivalents and $301.5 million of undrawn revolving credit facilities), of which $266.6 million of liquidity (consisting of $258.7 million cash and cash equivalents and $8.1 million of undrawn revolving credit facilities) is attributable to Teekay Parent. Giving pro-forma effect to the $121 million of net proceeds from Teekay Offshore’s preferred unit public offering completed in April 2015 and approximately $130 million of net proceeds from Teekay LNG’s Norwegian bond offering completed in May 2015, the Company’s consolidated liquidity as at March 31, 2015 was approximately $1.2 billion.

Availability of 2014 Annual Report

The Company filed its 2014 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 29, 2015. Copies of this report are available on Teekay Corporation’s website, under “SEC Filings”, at www.teekay.com. Shareholders may request a printed copy of this Annual Report, including the complete audited financial statements, free of charge by contacting Teekay Corporation’s Investor Relations.

Conference Call

The Company plans to host a conference call on Thursday, May 14, 2015 at 11:00 a.m. (ET) to discuss its results for the first quarter of 2015. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 505-9587 or (416) 204-9524, if outside North America, and quoting conference ID code 7062529.
•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, May 28, 2015. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 7062529.

About Teekay

Teekay Corporation is a portfolio manager and project developer in the marine midstream space that owns a 2 percent general partner interest, all of the outstanding incentive distributions rights and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO). In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and a fleet of directly-owned vessels. The combined Teekay entities manage and operate consolidated assets of over $12 billion, comprised of approximately 200 liquefied gas, offshore, and conventional tanker assets (excluding vessels managed for third parties). With offices in 15 countries and approximately 6,700 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Website: www.teekay.com

- more -

TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31, 2015 (unaudited)	December 31, 2014 (unaudited)	March 31, 2014 (unaudited)
REVENUES (1)	545,862	544,989	506,494

Voyage expenses	(25,670)	(25,213)	(35,012)
Vessel operating expenses (1)(2)	(184,203)	(200,333)	(201,186)
Time-charter hire expense	(24,927)	(24,315)	(16,292)
Depreciation and amortization	(112,704)	(109,238)	(103,458)
General and administrative (2)	(37,954)	(34,509)	(37,878)
Asset impairments (3)	(15,496)	—	—
Gain (loss) on sale of vessels and equipment	1,643	2,839	(162)
Restructuring charges	(9,126)	(6,766)	(639)

Income from vessel operations	137,425	147,454	111,867

Interest expense (2)	(51,346)	(57,334)	(49,333)
Interest income (2)	1,530	1,465	1,783
Realized and unrealized loss on derivative instruments (2)	(83,386)	(103,304)	(47,248)
Equity income (4)	20,749	25,417	27,494
Income tax recovery (expense)	995	(1,071)	(2,798)
Foreign exchange gain (loss)	17,510	(3,126)	(894)
Other income (loss)	375	(6,998)	8,251

Net income	43,852	2,503	49,122
Less: Net income attributable to non-controlling interests	(53,616)	(16,159)	(49,610)

Net loss attributable to shareholders of Teekay Corporation	(9,764)	(13,656)	(488)

Loss per common share of Teekay
- Basic	($0.13)	($0.19)	($0.01)
- Diluted	($0.13)	($0.19)	($0.01)

Weighted-average number of common shares outstanding
- Basic	72,549,068	72,498,974	71,328,577
- Diluted	72,549,068	72,498,974	71,328,577

(1)

The costs of certain business development and engineering studies relating to North Sea FPSO and FSO projects that the Company pursues are partially reimbursable from customers upon completion. As a result, $1.1 million of revenues and $2.0 million of costs were recognized for the three months ended December 31, 2014.

(2)

Realized and unrealized losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of income. The realized losses relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized losses relate to the change in fair value of such derivative instruments, as detailed in the table below:

- more -

	Three Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014
Realized (losses) gains relating to:
Interest rate swaps	(27,889)	(33,072)	(29,490)
Termination of interest rate swap agreements	—	(2,319)	1,000
Foreign currency forward contracts	(5,428)	(2,828)	(1,285)

	(33,317)	(38,219)	(29,775)

Unrealized (losses) gains relating to:
Interest rate swaps	(43,660)	(53,111)	(25,398)
Foreign currency forward contracts	(6,329)	(14,154)	3,051
Stock purchase warrants in TIL	(80)	2,180	4,874

	(50,069)	(65,085)	(17,473)

Total realized and unrealized losses on non-designated derivative instruments	(83,386)	(103,304)	(47,248)

(3)

The Company recognized asset impairments of $15.5 million for the three months ended March 31, 2015 related to the impairment of two shuttle tankers owned by Teekay Offshore. The impairment for the shuttle tankers was the result of a recent change in the operating plan for one shuttle tanker and the expected sale of the other shuttle tanker.

(4)

The Company’s proportionate share of items within equity income as identified in Appendix A of this release, is detailed in the table below. By excluding these items from equity income, the Company believes that the resulting adjusted equity income can be used to evaluate the financial performance of the Company’s equity accounted investments. Adjusted equity income is a non-GAAP measure.

	Three Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014
Equity income	20,749	25,417	27,494
Proportionate share of unrealized losses on derivative instruments	2,422	2,082	909
Dilution gain on share issuance by TIL	—	—	(4,108)
Other (i)	4,788	—	966

Equity income adjusted for items in Appendix A	27,959	27,499	25,261

(i)

Includes derecognition of deferred tax asset and unrealized foreign exchange losses in Sevan Marine AS for the three months ended March 31, 2015. Includes loss on sale of vessel in Exmar LPG BVBA joint venture for the three months ended March 31, 2014.

- more -

TEEKAY CORPORATION

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at March 31, 2015 (unaudited)	As at December 31, 2014 (unaudited)
ASSETS
Cash and cash equivalents	684,511	806,904
Other current assets	468,439	473,872
Restricted cash – current	106,808	33,653
Restricted cash – long-term	48,982	85,698
Assets held for sale(1)	5,000	—
Vessels and equipment	7,989,484	6,399,747
Advances on newbuilding contracts and conversions costs	693,329	1,706,500
Derivative assets	10,967	14,415
Investment in equity accounted investees	847,408	873,421
Investment in direct financing leases	702,426	704,953
Other assets	485,899	501,812
Intangible assets	91,697	94,666
Goodwill	168,571	168,571

Total assets	12,303,521	11,864,212

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	454,552	480,049
Current portion of long-term debt	911,969	658,556
Long-term debt	6,268,977	6,141,492
Derivative liabilities	728,412	626,139
In-process revenue contracts	167,721	173,412
Other long-term liabilities	409,641	383,089
Redeemable non-controlling interest	12,059	12,842
Equity:
Non-controlling interests	2,283,434	2,290,305
Shareholders of Teekay	1,066,756	1,098,328

Total liabilities and equity	12,303,521	11,864,212

(1)	In connection with the expected sale of an older shuttle tanker by Teekay Offshore, the vessel and equipment related to the vessel were classified as “Assets held for sale” as at March 31, 2015.

- more -

TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended
	March 31
	2015 (unaudited)	2014 (unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	181,668	103,737

FINANCING ACTIVITIES
Net proceeds from long-term debt	786,048	306,085
Scheduled repayments of long-term debt	(110,810)	(84,451)
Prepayments of long-term debt	(215,199)	(130,000)
Increase in restricted cash	(4,452)	(244)
Net proceeds from equity issuances of subsidiaries	20,280	—
Equity contribution from joint venture partner	—	6,500
Distribution from subsidiaries to non-controlling interests	(82,136)	(96,125)
Cash dividends paid	(22,926)	(23,467)
Issuance of common stock upon exercise of stock options	251	34,720

Net financing cash flow	371,056	13,018

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(665,091)	(106,299)
Proceeds from sale of vessels and equipment	8,918	—
Repayments from joint ventures and joint venture partners	15,916	1,478
Investment in equity accounted investments	(7,005)	(50,322)
Direct financing lease payments received	2,527	5,228
Increase in restricted cash (1)	(34,082)	—
Other	3,700	2,492

Net investing cash flow	(675,117)	(147,423)

Decrease in cash and cash equivalents	(122,393)	(30,668)
Cash and cash equivalents, beginning of the period	806,904	614,660

Cash and cash equivalents, end of the period	684,511	583,992

(1)

Increase in restricted cash for the three months ended March 31, 2015 relates to Teekay Offshore’s cash held in escrow related to a holdback on the purchase price of three towing and offshore installation vessels during the period.

- more -

TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income attributable to shareholders of Teekay, a non-GAAP financial measure, to net loss attributable to shareholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income attributable to the shareholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Three Months Ended
	March 31, 2015		March 31, 2014
	(unaudited)		(unaudited)
	$	$ Per Share (1)	$	$ Per Share (1)
Net income – GAAP basis	43,852		49,122
Adjust for: Net income attributable to non-controlling interests	(53,616)		(49,610)

Net loss attributable to shareholders of Teekay	(9,764)	(0.13)	(488)	(0.01)
Add (subtract) specific items affecting net loss:
Unrealized losses from derivative instruments(2)	52,491	0.72	18,382	0.26
Foreign exchange (gain) loss(3)	(21,673)	(0.30)	749	0.01
Net (gain) loss on sale of vessels(4)	(1,643)	(0.02)	162	—
Restructuring charges, net of recovery(5)	3,802	0.05	639	0.01
Realized gain upon termination of interest rate swap	—	—	(1,000)	(0.01)
Dilution gain on share issuance by TIL (6)	—	—	(4,108)	(0.06)
Asset impairments (7)	15,496	0.21	—	—
Pre-operational costs (8)	3,598	0.05	—	—
Other(9)	5,348	0.08	(1,587)	(0.01)
Non-controlling interests’ share of items above(10)	(31,925)	(0.44)	(9,273)	(0.13)

Total adjustments	25,494	0.35	3,964	0.06

Adjusted net income attributable to shareholders of Teekay	15,730	0.22	3,476	0.05

(1)	Basic per share amounts.
(2)

Reflects the unrealized losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income from joint ventures.

(3)

Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner in addition to the unrealized gains and losses on cross currency swaps used to hedge the principal and interest on the Company’s Norwegian Kroner bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)

Net gain on sale of vessels for the three months ended March 31, 2015 includes the gain on sale of a shuttle tanker. Net loss on sale of vessels for the three months ended March 31, 2014 includes the loss relating to the sale of four conventional tankers to TIL.

(5)

Restructuring charges for the three months ended March 31, 2015 primarily relate to the reorganization of the Company’s marine operations and corporate shared services. Restructuring charges for the three months ended March 31, 2014 primarily relate to the reorganization of the Company’s marine operations and termination of crew upon reflagging a shuttle tanker in Teekay Offshore.

(6)	The Company recognized a gain from the share issuance completed as part of TIL’s initial public offering in March 2014.
(7)	Includes the impairment of two shuttle tankers to their estimated fair values.
(8)	Relates to pre-operational costs and realized losses on interest rate swaps for the Knarr FPSO unit.
(9)

Other for the three months ended March 31, 2015 primarily relates to derecognition of deferred tax asset and unrealized foreign exchange losses in Sevan Marine AS and realized losses on foreign exchange forward contracts related to the upgrade costs of an FPSO. Other for the three months ended March 31, 2014 primarily relates to an external transaction fee related to Teekay Offshore’s acquisition of ALP, pre-operational costs for an FPSO unit nearing completion and an initial unrealized gain on the TIL stock purchase warrants issued to Teekay and Teekay Tankers.

(10)

If any of the specific items affecting net loss originate from a consolidated non-wholly-owned subsidiary, the net income attributable to non-controlling interests of these subsidiaries is recalculated without these specific items affecting net loss. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative change to the Company’s net income attributable to non-controlling interests by excluding the specific items affecting net loss.

- more -

TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY BALANCE SHEET AS AT MARCH 31, 2015

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments(1)	Total
ASSETS
Cash and cash equivalents	278,846	106,410	40,513	258,742	—	684,511
Other current assets	119,136	17,926	102,655	228,722	—	468,439
Restricted cash	69,972	56,632	—	29,186	—	155,790
Assets held for sale	5,000	—	—	—	—	5,000
Vessels and equipment	3,076,643	1,731,727	1,047,231	2,133,883	—	7,989,484
Advances on newbuilding contracts and conversion costs	395,945	298,362	—	(978)	—	693,329
Derivative assets	1,679	—	4,617	4,671	—	10,967
Investment in equity accounted investees	64,061	683,825	60,999	66,024	(27,501)	847,408
Investment in direct financing leases	21,312	681,114	—	—	—	702,426
Other assets	57,385	210,879	17,408	200,227	—	485,899
Advances to (from) affiliates	33,032	17,254	6,041	(56,327)	—	—
Equity investment in subsidiaries	—	—	—	482,415	(482,415)	—
Intangibles and goodwill	134,800	121,064	—	4,404	—	260,268

TOTAL ASSETS	4,257,811	3,925,193	1,279,464	3,350,969	(509,916)	12,303,521

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	133,069	50,632	25,493	245,358	—	454,552
Advances from (to) affiliates	125,724	52,749	14,863	(193,336)	—	—
Current portion of long-term debt	395,008	180,133	147,004	189,824	—	911,969
Long-term debt	2,311,922	1,735,394	564,912	1,656,749	—	6,268,977
Derivative liabilities	408,389	206,617	17,306	96,100	—	728,412
In-process revenue contracts	85,407	36,330	—	45,984	—	167,721
Other long-term liabilities	55,178	106,107	4,862	243,494	—	409,641
Redeemable non-controlling interest	12,059	—	—	—	—	12,059
Equity:
Non-controlling interests (2)	50,021	12,902	—	40	2,220,471	2,283,434
Equity attributable to shareholders/unitholders of publicly-listed entities	681,034	1,544,329	505,024	1,066,756	(2,730,387)	1,066,756

TOTAL LIABILITIES AND EQUITY	4,257,811	3,925,193	1,279,464	3,350,969	(509,916)	12,303,521

NET DEBT (3)	2,358,112	1,752,485	671,403	1,558,645	—	6,340,645

(1)

Consolidation Adjustments column includes adjustments which eliminates transactions between subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers and Teekay Parent and Teekay Tanker’s investment in Teekay Operations.

(2)

Non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the respective joint venture partners’ share of joint venture net assets. Non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.

(3)	Net debt represents current and long-term debt less cash and cash equivalents and, if applicable, current and long-term restricted cash.

- more -

TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2015

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments(1)	Total
Revenues	250,911	97,326	103,878	118,238	(24,491)	545,862
Voyage expenses	(22,517)	(318)	(3,834)	(87)	1,086	(25,670)
Vessel operating expenses	(74,034)	(21,634)	(22,441)	(66,094)	—	(184,203)
Time-charter hire expense	(6,983)	—	(15,003)	(28,827)	25,886	(24,927)
Depreciation and amortization	(53,604)	(23,569)	(13,672)	(21,859)	—	(112,704)
General and administrative	(14,880)	(6,708)	(3,300)	(12,578)	(488)	(37,954)
Asset impairments	(15,496)	—	—	—	—	(15,496)
Gain on sale of vessels and equipment	1,643	—	—	—	—	1,643
Restructuring charges	—	—	(5,324)	(1,782)	(2,020)	(9,126)

Income (loss) from vessel operations	65,040	45,097	40,304	(12,989)	(27)	137,425

Interest expense	(23,183)	(10,104)	(2,365)	(15,694)	—	(51,346)
Interest income	134	734	31	631	—	1,530
Realized and unrealized losses on derivative instruments	(51,648)	(14,032)	(1,587)	(16,119)	—	(83,386)
Income tax (expense) recovery	(845)	225	68	1,547	—	995
Equity income (loss)	4,091	18,058	2,582	(3,849)	(133)	20,749
Equity in earnings of subsidiaries (2)	—	—	—	38,555	(38,555)	—
Foreign exchange (loss) gain	(7,076)	25,930	(48)	(1,459)	163	17,510
Other income (loss)	259	443	—	(387)	60	375

Net (loss) income	(13,228)	66,351	38,985	(9,764)	(38,492)	43,852
Less: Net income attributable to non-controlling interests (3)	(3,998)	(3,283)	—	—	(46,335)	(53,616)

Net (loss) income attributable to shareholders/unitholders of publicly-listed entities	(17,226)	63,068	38,985	(9,764)	(84,827)	(9,764)

CFVO - Consolidated (4)(5)	127,807	72,705	53,976	3,807	(27)	258,268
CFVO - Equity Investments(6)	8,854	46,304	4,176	3,226	27	62,587
CFVO - Total	136,661	119,009	58,152	7,033	—	320,855

(1)

Consolidation Adjustments column includes adjustments which eliminates transactions between subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers and Teekay Parent and Teekay Tanker’s investment in Teekay Operations.

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(3)

Net income attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income of their respective joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net (loss) income of Teekay’s publicly-traded subsidiaries.

(4)

CFVO represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(5)

In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended March 31, 2015, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $45.3 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.

(6)

CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix C and Appendix E to this release for reconciliations of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

- more -

TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to income (loss) from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned Conventional Tankers	In-Chartered Conventional Tankers	FPSOs	Other (1)	Corporate G&A	Teekay Parent Total
Revenues	5,170	11,303	83,005	18,760	—	118,238

Voyage expenses	—	(78)	(9)	—	—	(87)
Vessel operating expenses	(785)	(2,849)	(56,893)	(5,567)	—	(66,094)
Time-charter hire expense	—	(10,436)	(7,084)	(11,307)	—	(28,827)
Depreciation and amortization	(713)	—	(21,259)	113	—	(21,859)
General and administrative	(94)	(416)	(5,899)	720	(6,889)	(12,578)
Restructuring charges	—	—	—	(1,782)	—	(1,782)

Income (loss) from vessel operations	3,578	(2,476)	(8,139)	937	(6,889)	(12,989)

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Income (loss) from vessel operations	3,578	(2,476)	(8,139)	937	(6,889)	(12,989)
Depreciation and amortization	713	—	21,259	(113)	—	21,859
Amortization of in-process revenue contracts and other	—	—	(3,457)	570	—	(2,887)
Realized losses from the settlements of non-designated derivative instruments	—	—	(2,176)	—	—	(2,176)

CFVO - Consolidated(2)(3)	4,291	(2,476)	7,487	1,394	(6,889)	3,807
CFVO - Equity(4)	3,304	—	42	(120)	—	3,226

CFVO - Total	7,595	(2,476)	7,529	1,274	(6,889)	7,033

(1)	Includes results of two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore.
(2)

CFVO represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO – Consolidated represents Teekay Parent’s CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(3)

In addition to the CFVO generated by its directly owned and in-chartered assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended March 31, 2015, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $45.3 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.

(4)

CFVO – Equity Investments represents Teekay Parent’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

- more -

TEEKAY CORPORATION

APPENDIX D – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT FREE CASH FLOW

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent free cash flow for the three months ended March 31, 2015, December 31, 2014, September 30, 2014, June 30, 2014, and March 31, 2014. The Company defines free cash flow, a non-GAAP financial measure, as the sum of (a) cash flow from vessel operations attributed to its directly-owned and in-chartered assets, net of interest expense and drydock expenditures in the respective period (collectively, OPCO) plus (b) distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers), net of Teekay Parent’s corporate general and administrative expenditures in the respective period (collectively, GPCO).

	Three Months Ended
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Teekay Parent OPCO Cash Flow
Teekay Parent Cash Flow from Vessel
Operations (1)
Owned Conventional Tankers	4,291	1,549	277	855	4,490
In-Chartered Conventional Tankers	(2,476)	(5,067)	(4,441)	(4,818)	(2,819)
FPSOs	7,487	18,077	(10,027)	(25,700)	(13,906)
Other (2)	1,381	7,679	5,021	9,748	12,408

Total (3)	10,683	22,238	(9,170)	(19,915)	173
Less:
Net interest expense (4)	(17,534)	(15,056)	(13,000)	(15,015)	(16,151)
Dry docking expenditures	—	(3,652)	(2,673)	(378)	(549)

Teekay Parent OPCO Cash Flow	(6,851)	3,530	(24,843)	(35,308)	(16,527)

Teekay Parent GPCO Cash Flow Daughter Company Distributions to Teekay Parent (5)
Limited Partner Interest (6)
Teekay LNG Partners	17,646	17,646	17,439	17,439	17,439
Teekay Offshore Partners	12,819	12,819	12,819	12,819	12,819
General Partner Interest
Teekay LNG Partners	8,653	8,650	7,883	7,883	7,568
Teekay Offshore Partners	5,264	5,262	4,880	4,880	4,868

Other Dividends
Teekay Tankers (6)(7)	881	881	756	629	629

Total Daughter Distributions	45,263	45,258	43,777	43,650	43,323

Less: Corporate general and administrative expenses	(6,889)	(3,767)	(4,068)	(3,362)	(5,658)

Total Parent GPCO Cash Flow	38,374	41,491	39,709	40,288	37,665

TOTAL TEEKAY PARENT FREE CASH FLOW	31,523	45,021	14,866	4,980	21,137

Total Teekay Parent Free Cash Flow per share	0.43	0.62	0.21	0.07	0.30

Weighted-average number of common shares - Basic	72,549,068	72,498,974	72,393,072	72,036,526	71,328,577

- more -

(1)

CFVO represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C and Appendix E to this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure.

(2)

Includes ($0.01) million for the three month period ended March 31, 2015, $0.5 million for the three month period ended December 31, 2014 and $0.8 million for the three month period ended September 30, 2014 relating to 50 percent of the CFVO from Teekay Operations.

(3)	Excludes corporate general and administrative expenses relating to GPCO.
(4)

Excludes realized losses on the interest rate swap related to the debt facility secured by the Knarr FPSO unit up to commencement of operations on March 9, 2015 of $3.3 million for the three months ended March 31, 2015, $5.3 million for the three months ended December 31, 2014 and $4.1 million for the three months ended September 30, 2014. Net interest expense is a non-GAAP financial measure that includes realized gains and losses on interest rate swaps. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(5)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.
(6)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly-traded subsidiary and period as follows:

	Three Months Ended
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Teekay LNG Partners
Distribution per common unit	$0.7000	$0.7000	$0.6918	$0.6918	$0.6918
Common units owned by Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$17,645,792	$17,645,792	$17,439,084	$17,439,084	$17,439,084
Teekay Offshore Partners
Distribution per common unit	$0.5384	$0.5384	$0.5384	$0.5384	$0.5384
Common units owned by Teekay Parent	23,809,468	23,809,468	23,809,468	23,809,468	23,809,468

Total distribution	$12,819,018	$12,819,018	$12,819,018	$12,819,018	$12,819,018
Teekay Tankers Ltd.
Dividend per share	$0.03	$0.03	$0.03	$0.03	$0.03
Shares owned by Teekay Parent (7)	29,364,141	29,364,141	25,197,475	20,976,530	20,976,530

Total dividend	$880,924	$880,924	$755,924	$629,296	$629,296

(7)	Includes Class A and Class B shareholdings.

- more -

TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS - CONSOLIDATED

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of consolidated CFVO for the three months ended March 31, 2015 and March 31, 2014. CFVO, a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign exchange forward contracts and a derivative charter contract. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended March 31, 2015
	(unaudited)
	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Income (loss) from vessel operations	65,040	45,097	40,304	(12,989)	(27)	137,425
Depreciation and amortization	53,604	23,569	13,672	21,859	—	112,704
Amortization of in-process revenue contracts and other	(3,142)	(362)	—	(2,887)	—	(6,391)
Realized losses from the settlements of non designated derivative instruments	(2,694)	—	—	(2,176)	—	(4,870)
Asset impairments, net of gain on sale of vessels and equipment	13,853	—	—	—	—	13,853
Cash flow from time-charter contracts, net of revenue accounted for as direct finance leases	1,146	4,401	—	—	—	5,547

Cash flow from vessel operations - Consolidated	127,807	72,705	53,976	3,807	(27)	258,268

	Three Months Ended March 31, 2014
	(unaudited)
	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Income (loss) from vessel operations	62,342	45,383	20,780	(16,638)	—	111,867
Depreciation and amortization	48,488	24,110	12,502	18,358	—	103,458
Amortization of in-process revenue contracts and other	(3,142)	(278)	—	(6,580)	—	(10,000)
Realized losses from the settlements of non-designated foreign exchange forward contracts	(497)	—	—	(788)	—	(1,285)
Loss on sale of vessels and equipment	—	—	—	162	—	162
Cash flow from time-charter contracts, net of revenue accounted for as accounted for as direct finance leases	958	2,219	—	—	—	3,177

Cash flow from vessel operations - Consolidated	108,149	71,434	33,282	(5,486)	—	207,379

- more -

TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS – EQUITY ACCOUNTED VESSELS

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of cash flow from vessel operations for equity-accounted vessels for the three months ended March 31, 2015 and March 31, 2014. CFVO, a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign exchange forward contracts and a derivative charter contract. CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended March 31, 2015		Three Months Ended March 31, 2014
	(unaudited)		(unaudited)
	At 100%	Company’s Portion(1)	At 100%	Company’s Portion(2)
Revenues	263,322	109,287	224,386	103,165
Vessel and other operating expenses	(110,981)	(47,848)	(101,092)	(46,075)
Depreciation and amortization	(36,572)	(16,207)	(29,252)	(14,529)
Loss on sale of vessel	—	—	(1,931)	(966)

Income from vessel operations of equity accounted vessels	115,769	45,232	92,111	41,594
Interest expense	(28,591)	(12,205)	(22,076)	(10,217)
Realized and unrealized loss on derivative instruments	(19,784)	(6,997)	(18,931)	(6,726)
Dilution gain on share issuance by TIL	—	—	—	4,108
Other loss	(10,541)	(4,748)	(2,819)	(1,266)

Net income of equity accounted vessels	56,853	21,282	48,285	27,494
Pro forma equity income from Teekay Operations	—	(533)	—	—

Equity income of equity accounted vessels	56,853	20,749	48,285	27,494

Income from vessel operations of equity accounted vessels	115,769	45,232	92,111	41,594
Depreciation and amortization	36,572	16,207	29,252	14,529
Loss on sale of vessel	—	—	1,931	966
Cash flow from time-charter contracts net of revenue accounted for as direct finance lease	8,584	3,134	7,462	2,707
Amortization of in-process revenue contracts and other	(3,959)	(2,013)	(4,225)	(2,146)

Cash flow from vessel operations of equity accounted vessels(3)	156,966	62,560	126,531	57,650
Pro forma CFVO from Teekay Operations	—	27	—	—

Cash flow from vessel operations of equity accounted vessels(3)	156,966	62,587	126,531	57,650

(1)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 16 percent to 52 percent.
(2)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 13 percent to 52 percent.
(3)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

- more -

TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP MEASURES

CASH FLOW FROM VESSEL OPERATIONS – TEEKAY PARENT

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent cash flow from vessel operations for the three months ended December 31, 2014, September 30, 2014, June 30, 2014, and March 31, 2014. CFVO, a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels, and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign exchange forward contracts and a derivative charter contract. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended December 31, 2014
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total
Teekay Parent income (loss) from vessel operations	836	(5,067)	4,381	7,272	(3,767)	3,655
Depreciation and amortization	713	—	20,854	(113)	—	21,454
Loss on sale of vessels and equipment	—	—	282	—	—	282
Amortization of in-process revenue contracts and other	—	—	(5,943)	—	—	(5,943)
Realized losses from the settlements of non-designated foreign derivative instruments	—	—	(1,497)	—	—	(1,497)

Cash flow from vessel operations - Teekay Parent	1,549	(5,067)	18,077	7,159	(3,767)	17,951

	Three Months Ended September 30, 2014
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total
Teekay Parent (loss) income from vessel operations	(447)	(4,441)	(23,208)	12,083	(4,068)	(20,081)
Depreciation and amortization	713	—	21,145	(542)	—	21,316
Gain on sale of vessels and equipment	—	—	(1,217)	(7,285)	—	(8,802)
Amortization of in-process revenue contracts and other	—	—	(6,580)	—	—	(6,580)
Realized gains (losses) from the settlements of non-designated foreign derivative instruments	11	—	(167)	—	—	(156)

Cash flow from vessel operations - Teekay Parent	277	(4,441)	(10,027)	4,256	(4,068)	(14,003)

- more -

	Three Months Ended June 30, 2014
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total
Teekay Parent (loss) income from vessel operations	(161)	(4,818)	(34,843)	9,810	(3,362)	(33,374)
Depreciation and amortization	710	—	18,296	(62)	—	18,944
Loan loss recoveries	—	—	(2,521)	—	—	(2,521)
Loss on sale of vessels and equipment	340	—	—	—	—	340
Amortization of in-process revenue contracts and other	—	—	(6,580)	—	—	(6,580)
Realized losses from the settlements of non-designated foreign derivative instruments	(34)	—	(52)	—	—	(86)

Cash flow from vessel operations - Teekay Parent	855	(4,818)	(25,700)	9,748	(3,362)	(23,277)

	Three Months Ended March 31, 2014
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Corporate G&A	Teekay Parent Total
Teekay Parent income (loss) from vessel operations	4,510	(2,819)	(25,135)	12,465	(5,658)	(16,638)
Depreciation and amortization	80	—	18,335	(57)	—	18,358
Loss on sale of vessels and equipment	162	—	—	—	—	162
Amortization of in-process revenue contracts and other	—	—	(6,580)	—	—	(6,580)
Realized losses from the settlements of non-designated foreign derivative instruments	(262)	—	(526)	—	—	(788)

Cash flow from vessel operations - Teekay Parent	4,490	(2,819)	(13,906)	12,408	(5,658)	(5,486)

- more -

TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET REVENUES

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of net revenues for the three months ended March 31, 2015 and March 31, 2014. Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net revenues is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended March 31, 2015
	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Revenues	250,911	97,326	103,878	118,238	(24,491)	545,862
Voyage expense	(22,517)	(318)	(3,834)	(87)	1,086	(25,670)

Net revenues	228,394	97,008	100,044	118,151	(23,405)	520,192

	Three Months Ended March 31, 2014
	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Revenues	259,234	101,490	61,759	112,505	(28,494)	506,494
Voyage expense	(33,454)	(1,333)	(1,439)	(756)	1,970	(35,012)

Net revenues	225,780	100,157	60,320	111,749	(26,524)	471,482

- more -

TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET INTEREST EXPENSE – TEEKAY PARENT

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent net interest expense for the three months ended March 31, 2015, December 31, 2014, September 30, 2014, June 30, 2014, and March 31, 2014. Net interest expense is a non-GAAP financial measure that includes realized gains and losses on interest rate swaps. Net interest expense is not required by GAAP and should not be considered as an alternative to interest expense or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Interest expense	(51,346)	(57,334)	(52,206)	(49,656)	(49,333)
Interest income	1,530	1,465	2,786	793	1,783

Net interest expense - consolidated	(49,816)	(55,869)	(49,420)	(48,863)	(47,550)
Less:
Non-Teekay Parent net interest expense	(34,753)	(42,279)	(37,944)	(38,088)	(35,135)

Interest expense net of interest income - Teekay Parent	(15,063)	(13,590)	(11,476)	(10,775)	(12,415)
Add:
Teekay Parent realized losses on interest rate swaps (1)	(2,471)	(1,466)	(1,524)	(4,240)	(3,736)

Net interest expense - Teekay Parent	(17,534)	(15,056)	(13,000)	(15,015)	(16,151)

(1)

Teekay Parent realized losses on interest rate swaps exclude realized losses on the interest rate swap related to the debt facility secured by the Knarr FPSO unit up to commencement of operations on March 9, 2015 of $3.3 million for the three months ended March 31, 2015, $5.3 million for the three months ended December 31, 2014 and $4.1 million for the three months ended September 30, 2014 and exclude a realized gain on the termination of a swap agreement of $1.0 million for the three months ended March 31, 2014.

- more -

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: future growth opportunities and cash flows; the timing for implementation of the Company’s new dividend policy, the initial dividend increase, and expectations for future dividend increases by Teekay Parent and distribution increases by its daughter entities; the sale of the Knarr FPSO, including the sales price, the timing of completion of testing and contract start-up at full rate for this FPSO unit, the timing of Teekay Offshore’s acquisition, and the consideration for the acquisition; the start-up date of the shuttle tanker CoA contract with EnQuest PLC., including the required roundtrip voyages; the dividend contributions of any future projects awarded to the Company’s daughter companies; the total cost and timing for the delivery of newbuilding and conversion projects and timing of commencement of associated time-charter contracts; the timing and certainty of securing charter contracts for unchartered vessels or offshore units; ALP’s position as the world’s largest owner and operator of dynamic positioning towing and offshore installation vessels, and the capabilities of those vessels; the timing and certainty of exercising any of Teekay LNG’s existing options to order up to four additional MEGI LNG carrier newbuildings; expected fuel-efficiency and emission levels associated with MEGI engines; the outcome of Teekay LNG’s dispute over the Magellan Spirit off-hire incident and claimed charter contract termination, as well as the expected insurance coverage; the timing, certainty and purchase price of pending and future vessel acquisitions; timing of delivery of a charter-in tanker. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSO and FPSO units; decreases in oil production by, or increased operating expenses for, FPSO units; fluctuations in global oil prices; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; delays in commencement of operations of FPSO and FSO units at designated fields; changes in the Company’s expenses; the Company and its publicly-traded subsidiaries’ future capital expenditure requirements and the inability to secure financing for such requirements; the amount of future distributions by the Company’s daughter companies to the Company; failure by Teekay Offshore and Teekay LNG to complete its vessel acquisitions; actual performance of the MEGI engines; failure by the Company or its daughter companies to secure charter contracts for unchartered vessels or offshore units; factors affecting the outcome of the Partnership’s dispute over the Magellan Spirit; potential delays in the commencement of full operations of the Knarr FPSO unit; the inability of the Company to complete vessel sale transactions to its publicly-traded subsidiaries or to third parties, including obtaining Board of Directors and Conflicts Committee approvals; failure by the Company’s Board of Directors to approve the implementation of the new Teekay Parent dividend policy in the second quarter of 2015, including the initial dividend increase; failure of the respective Board of Directors of the general partners of Teekay Offshore and Teekay LNG to approve future distribution increases; conditions in the United States capital markets; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2014. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

- end -